P.E. 2/1/02

02014870

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

International Power plc Notification of Preliminary Results

(London, 13 February 2002) International Power plc will report its financial results for the year ended 31 December 2001 on Tuesday, 19 March 2002.

For webcast details please visit www.ipplc.com

For further information please contact: -

Media contact:
(Europe)
Aarti Singhal
+44 (0)20-7320-8681

Investor contact:
(Europe)
Grant Jones
+44 (0)20-7320-8619

Media & Investor contact:
(United States) Paul Parshley
+1 508-922-3124

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 13 February 2002

By [signature]
Stephen Ramsay
Company Secretary